Exopack Holding Corp.

3070 Southport Road

Spartanburg, South Carolina 29302

October 15, 2010

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. John Reynolds
Mr. James Lopez
Ms. Erin Wilson

Re:	Exopack Holding Corp.
Registration Statement on Form S-4
File No. 333-169574

  Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Exopack Holding Corp., Exopack, LLC, Exopack Advanced Coatings, LLC, Exopack-Thomasville, LLC, Exopack-Hebron, L.L.C., Exopack-Ontario, Inc., Exopack-Technology, LLC, Cello-Foil Holding Corp., Cello-Foil Products, Inc., Intelicoat Technologies Image Products Matthews LLC, TPG Group Holding Corp., TPG Enterprises, Inc. and TPG (US), Inc. (collectively, the “Registrants”), hereby request that the effective date of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement, as then amended, will become effective by 4:00 p.m. Eastern time, on Tuesday, October 19, 2010, or as soon thereafter as practicable.

  The Registrants hereby affirm that they are aware of their obligations under the Securities Act. In connection with the foregoing request, the Registrants further acknowledge that:

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should the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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United States Securities and Exchange Commission

October 15, 2010

  It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Company’s outside counsel, Reed W. Topham at (801) 578-6918, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Very truly yours,

Exopack Holding Corp.
Exopack, LLC
Exopack Advanced Coatings, LLC
Exopack-Thomasville, LLC
Exopack-Hebron, L.L.C.
Exopack-Ontario, Inc.
Exopack-Technology, LLC
Cello-Foil Holding Corp.
Intelicoat Technologies Image Products Matthews LLC
TPG Group Holding Corp.
TPG Enterprises, Inc.
TPG (US), Inc.

By:	/s/ Jack E. Knott
Jack E. Knott
Chief Executive Officer

Cello-Foil Products, Inc.

By:	/s/ John Thomas
John Thomas
Chief Executive Officer